EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 01, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV) (NASDAQ: FSV) (“FirstService”) today announced that at its annual and special meeting of shareholders, held earlier today, the eight director nominees listed in FirstService’s management information circular dated February 13, 2026 (the “Circular”) were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yousry Bissada	27,779,137	99.206%	222,299	0.794%
Elizabeth Carducci	27,947,180	99.806%	54,256	0.194%
Steve H. Grimshaw	26,767,637	95.594%	1,233,799	4.406%
Jay S. Hennick	25,667,424	91.665%	2,334,012	8.335%
D. Scott Patterson	27,745,301	99.085%	256,135	0.915%
Frederick F. Reichheld	27,490,641	98.176%	510,795	1.824%
Joan Eloise Sproul	27,936,419	99.768%	65,017	0.232%
Erin J. Wallace	27,067,942	96.666%	933,494	3.334%

FirstService shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year, amendments to the FirstService stock option plan and a non-binding advisory resolution on FirstService’s approach to executive compensation, all as set out in the Circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates approximately US$5.5 billion in annual revenues and has more than 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer
(416) 960-9566

Jeremy Rakusin
Chief Financial Officer
(416) 960-9566